Filed by Ensco plc

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Atwood Oceanics, Inc.

Commission File Number: 001-13167

Ensco plc 6 Chesterfield Gardens London, England W1J 5BQ www.enscoplc.com	Press Release

Proxy Advisory Firm Egan-Jones Joins Glass Lewis in Recommending Ensco plc Shareholders Vote “FOR” the Acquisition of Atwood Oceanics

Affirms Strategic and Financial Rationale of Transaction and Clear Long-Term Value Creation Opportunity for Shareholders

LONDON, Sep. 29, 2017 - Ensco plc (NYSE: ESV) today announced that independent proxy advisory firm Egan-Jones Rating Company (“Egan-Jones”) has joined Glass Lewis (“Glass Lewis”) in recommending that Ensco shareholders vote “FOR” the pending all-stock acquisition of Atwood Oceanics, Inc. at the company’s upcoming general meeting of shareholders on 5 October 2017. The Egan-Jones recommendation affirms the strategic and financial rationale of the transaction and clear long-term value creation opportunity for Ensco shareholders.

In making its recommendation, Egan-Jones noted*:

•                  “…Egan-Jones views the proposed transaction to be a desirable approach in maximizing shareholder value. After careful consideration, we believe that approval of the merger is in the best interests of the Company and its shareholders and its advantages and opportunities outweigh the risks associated to the transaction.”

•                  “…the merger would enhance Ensco’s asset base through the addition of high-specification drillships, semisubmersibles and jackups, creating a combined fleet that would be among the most technologically advanced in the industry and meet the deep- and shallow-water drilling requirements of clients around the world.”

•                  “…the merger would lead to future business opportunities with a geographically diversified client base and operating area, with operations spanning six continents in every major deep- and shallow-water basin around the world, positioning the combined company to capitalize on increased client demand for offshore drilling rigs in the future.”

•                  “…the merger would result in a well-capitalized pro forma company with a strong liquidity position.”

Ensco President and CEO Carl Trowell commented, “We are pleased that Egan-Jones has joined Glass Lewis in endorsing the long-term strategic and financial advantages that Ensco’s acquisition of Atwood would create. By adding Atwood’s high-specification assets, we will enhance our position as a Tier 1 offshore driller while maintaining financial flexibility and a strong pro forma liquidity position. Importantly, Egan-Jones and Glass Lewis have both recognized the significant upside the acquisition creates for Ensco shareholders, with substantial cost synergies and double-digit accretion expected. We are confident that this transaction will further the company’s ability to meet customer demand and strengthen our position in the sector. We look forward to completing the acquisition at Ensco’s general meeting of shareholders.”

Ensco’s Board of Directors unanimously recommends that Ensco shareholders vote “FOR” the proposal to combine with Atwood in an all-stock transaction at the upcoming general meeting of shareholders, which is necessary to complete the acquisition.

Ensco’s general meeting of shareholders is scheduled to take place on 5 October 2017 at 3:00 p.m. (London time) at the Offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY, England.  All shareholders of record of Ensco’s common stock as of the close of business on 23 August 2017 will be entitled to vote their shares either in person or by proxy at the shareholder meeting.

Atwood’s 2017 special meeting of shareholders is scheduled for 5 October 2017.

As previously announced on 30 May 2017, Ensco and Atwood have entered into a definitive merger agreement under which Ensco will acquire Atwood in an all-stock transaction that was unanimously approved by each company’s board of directors.  Under the terms of the merger agreement, Atwood shareholders will receive 1.60 shares of Ensco for each share of Atwood common stock for a total value of $10.72 per Atwood share based on Ensco’s closing share price of $6.70 on 26 May 2017.  Upon close of the transaction, Ensco and Atwood shareholders will own approximately 69% and 31%, respectively, of the outstanding shares of Ensco plc.  There are no financing conditions for this transaction.  On 29 June 2017, Ensco and Atwood announced early termination of the waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976.  The company anticipates closing the transaction in the first week of October 2017.

Shareholders who have questions about the merger and/or the process to submit proxies or voting instructions may contact Ensco’s proxy solicitors, D.F. King at +1 (888) 626-0988 or MacKenzie Partners at +1 (800) 322-2885, or Atwood’s proxy solicitor, Innisfree M&A Incorporated at +1 (888) 750-5834. Banks and Brokers may call collect at +1 (212) 269-5550 or +1 (212) 929-5500 for Ensco or +1 (212) 750-5833 for Atwood.  Copies of the proxy statement/prospectus and/or proxy card may be obtained from the respective proxy solicitors.

Shareholders of both companies are encouraged to read the proxy materials in their entirety as they provide, among other information, a discussion of the reasons behind the recommendation of each company’s board of directors that shareholders vote “FOR” the approvals necessary to complete the pending merger.

*Permission to use quotations neither sought nor obtained

About Ensco

Ensco plc (NYSE: ESV) brings energy to the world as a global provider of offshore drilling services to the petroleum industry. For more than 30 years, the company has focused on operating safely and going beyond customer expectations. Ensco is ranked first in total customer satisfaction in the latest independent survey by EnergyPoint Research - the seventh consecutive year that Ensco has earned this distinction. Operating one of the newest ultra-deepwater rig fleets and a leading premium jackup fleet, Ensco has a major presence in the most strategic offshore basins across six continents.  Ensco plc is an English limited company (England No. 7023598) with its corporate headquarters located at 6 Chesterfield Gardens, London W1J 5BQ. To learn more, visit our website at www.enscoplc.com.

Forward-Looking Statements

Statements included in this release regarding the proposed transaction, benefits, expected synergies and other expense savings and operational and administrative efficiencies, opportunities, timing, expense and effects of the transaction, financial performance, accretion to discounted cash flows, revenue growth, future dividend levels, credit ratings or other attributes of Ensco following the completion of the transaction and other statements that are not historical facts, are forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended). Forward-looking statements include words or phrases such as “anticipate,” “believe,” “contemplate,” “estimate,” “expect,” “intend,” “plan,” “project,” “could,” “may,” “might,” “should,” “will” and words and phrases of similar import. These statements involve risks and uncertainties including, but not limited to, actions by regulatory authorities, rating agencies or other third parties, actions by the respective companies’ security holders, costs and difficulties related to integration of Atwood, delays, costs and difficulties related to the transaction, market conditions, and Ensco’s financial results and performance following the completion of the transaction, satisfaction of closing conditions, ability to repay debt and timing thereof, availability and terms of any financing and other factors detailed in the risk factors section and elsewhere in Ensco’s and Atwood’s Annual Report on Form 10-K for the year ended December 31, 2016 and September 30, 2016, respectively, and their respective other filings with the Securities and Exchange Commission (the “SEC”), which are available on the SEC’s website at www.sec.gov. Should one or more of these risks or uncertainties materialize (or the other consequences of such a development worsen), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. All information in this release is as of the date of the release. Except as required by law, Ensco disclaims any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.

Important Additional Information Regarding the Atwood Merger

In connection with the pending merger with Atwood, Ensco has filed a registration statement on Form S-4, including a definitive joint proxy statement/prospectus of Ensco and Atwood, with the SEC. INVESTORS AND SECURITY HOLDERS OF ENSCO AND ATWOOD ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement/prospectus has been sent to security holders of Ensco and Atwood in connection with the Ensco and Atwood shareholder meetings. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other relevant documents filed by Ensco and Atwood with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties are also able to obtain, without charge, a copy of the definitive joint proxy statement/prospectus and other relevant documents by directing a request by mail or telephone to either Investor Relations, Ensco plc, 5847 San Felipe, Suite 3300, Houston, Texas 77057, telephone 713-430-4607, or Investor Relations, Atwood Oceanics, Inc., 15011 Katy Freeway, Suite 800, Houston, Texas 77094, telephone 281-749-7840. Copies of the documents filed by Ensco with the SEC are available free of charge on Ensco’s website at www.enscoplc.com under the tab “Investors.” Copies of the documents filed by Atwood with the SEC are available free of charge on Atwood’s website at www.atwd.com under the tab “Investor Relations.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

Ensco and Atwood and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in Ensco’s proxy statement relating to its 2017 General Meeting of Shareholders and Atwood’s proxy statement relating to its 2017 Annual Meeting of Shareholders, as filed with the SEC on 31 March 2017 and 9 January 2017, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the definitive joint proxy statement/prospectus and other relevant documents regarding the transaction, which have been filed with the SEC.

No Offer or Solicitation

This release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the pending transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Service of Process

Ensco is incorporated under the laws of England and Wales. In addition, some of its officers and directors reside outside the United States, and some or all of its assets are or may be located in jurisdictions outside the United States. Therefore, investors may have difficulty effecting service of process within the United States upon those persons or recovering against Ensco or its officers or directors on judgments of United States courts, including judgments based upon the civil liability provisions of the United States federal securities laws. It may not be possible to sue Ensco or its officers or directors in a non-U.S. court for violations of the U.S. securities laws.

Investor & Media Contacts:

Nick Georgas, 713-430-4607

Director — Investor Relations and Communications

or

Tim Richardson, 713-430-4490

Manager — Investor Relations